DYAX CORP.
55 Network Drive
Burlington, MA 01803

July 29, 2013

VIA EDGAR SUBMISSION

Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4720
Washington, D.C.  20549

Attention:  Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:          Dyax Corp.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 4, 2013
File No. 000-24537

Dear Mr. Rosenberg:

On behalf of Dyax Corp. (“Dyax” or the “Company”), this letter is in response to the comments provided to Dyax from the staff of the Securities and Exchange Commission (the “Staff”) in a letter dated June 28, 2013 (the “Letter”), relating to Dyax’s Form 10-K for the fiscal year ended December 31, 2012 (the “Form 10-K”).  Set forth below are the Staff’s comments followed by the Company’s responses.  The responses are keyed to the numbering of the comments in the Letter and appear following the comments, which are restated below.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations
Product Sales, page 44

1.
We believe that your disclosure related to estimates of product sales allowances that reduce gross revenue could be improved.  Please provide us proposed disclosure to be included in future periodic filings that includes a roll forward for each product sales allowance accounts for each period presented showing the following: 1) beginning balance, 2) current provision related to sales made in current period, 3) current provision related to sales made in prior periods, 4) actual returns or credits in current period related to sales made in current period, 5) actual returns or credits in current period related to sales made in prior periods, 6) ending balance.  If you are unable to provide the above-noted roll forwards, please quantify the amount of changes in prior period estimates recorded in each period presented or explicitly state that there were no material changes in estimates, if true.

Securities and Exchange Commission
July 29, 2013

RESPONSE:

We acknowledge the staff’s comment and propose enhancing our disclosure regarding our estimates of product sales allowances by including the table below in future quarterly and annual filings.

Management’s Discussion and Analysis and Results of Operations

Results of Operations
Product Sales

An analysis of the amount of, and change in, reserves is summarized as follows:

(In thousands)	Prompt pay and other discounts	Patient financial assistance	Government rebates and chargebacks	Returns	Total
Balance, as of December 31, 2012	$388	$165	$565	$551	$1,669
Current provisions relating to sales in current year	993	293	1,117	40	2,443
Adjustments relating to prior years	13	(92)	(5)	(141)	(225)
Payments/returns relating to sales in current year	(534)	(207)	(274)	—	(1,015)
Payments/returns relating to sales in prior years	(327)	(47)	(271)	(191)	(836)
Balance, as of June 30, 2013	$533	$112	$1,132	$259	$2,036

Results of Operations
Cost of Product Sales

2.
You disclose that “costs associated with the manufacture of KALBITOR prior to regulatory approval were expensed when incurred as a research and development cost and accordingly, KALBITOR units sold during the years ended December 31, 2012, 2011 and 2010 do not reflect the full cost of drug manufacturing.”  Please provide us proposed disclosure to be included in future periodic filings that quantifies the impact this zero cost inventory had on your historical results of operations for each year presented.

Securities and Exchange Commission
July 29, 2013

RESPONSE:

We acknowledge the staff’s comment and propose enhancing our disclosure in future annual filings as follows:

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations
Cost of Product Sales

Cost of Product Sales

Cost of product sales includes costs to procure, manufacture and distribute KALBITOR and manufacturing royalties. Costs associated with the manufacture of KALBITOR prior to regulatory approval in the United States were expensed when incurred as a research and development cost and accordingly, KALBITOR units sold during the years ended December 31, 2012,  2011 and 2010 do not reflect the full cost of drug manufacturing.

Utilizing the average cost per unit of KALBITOR manufactured after regulatory approval, cost of product sales for years ended 2012, 2011 and 2010 would have been approximated $3.4 million, $2.1million, and $720,000, respectively.

Notes To Consolidated Financial Statements

2.  Accounting Policies
Revenue Recognition

Product Sales and Allowances, page 64

3.
Please provide us proposed disclosure to be included in future periodic filings that describes the nature of patient financial assistance programs and the factors considered in estimating this accrual.  If material, include this allowance account in the roll forward schedule to be disclosed on page 44.

RESPONSE:

 We acknowledge the staff’s comment and propose enhancing our disclosure in future quarterly and annual filings as follows.  In addition, the reserve related to patient financial assistance is included in the roll forward enclosed in Response 1.

Notes To Consolidated Financial Statements

2.  Accounting Policies
Revenue Recognition, Product Sales and Allowances

Patient Financial Assistance

The Company offers a financial assistance program for qualified KALBITOR patients in order to aid a patient’s access to KALBITOR through use of a patient voucher for co-payment assistance.  The Company estimates its liability for this voucher program based on actual vouchers issued but unpaid, as well as, an estimated reserve for product sold to and held by distributors as of period end based on the Company’s historical redemption rates.

Securities and Exchange Commission
July 29, 2013

4.
Please provide us proposed disclosure to be included in future periodic filings that describes significant terms of your “service contracts” with distributors.  Disclose the nature of the services provided under these contracts and the nature of the identifiable benefit you received in exchange for the consideration.  If material, quantify the amount of these services included in selling, general and administrative expense.

RESPONSE:

We acknowledge the staff’s comment and propose enhancing our disclosure in future quarterly and annual filings as follows.

2.  Accounting Policies
Revenue Recognition, Product Sales and Allowances

The Company maintains service contracts with its distributors. These contracts include services such as inventory maintenance and patient support services that include call center and on-demand nursing services.  Accounting standards related to consideration given by a vendor to a customer, including a reseller of a vendor’s product, specify that each consideration given by a vendor to a customer is presumed to be a reduction of the selling price.  Consideration should be characterized as a cost if the company receives, or will receive, an identifiable benefit in exchange for the consideration, and fair value of the benefit can be reasonably estimated.  The Company has established that patient support services that include call center and on-demand nursing services are at fair value and represent a separate and identifiable benefit as these services could be provided by separate third-party vendors and, accordingly, has classified them as selling, general and administrative expense. Expenses related to call center and nursing services for the periods presented are disclosed in the Results of Operations, Selling, General and Administrative section of Management’s Discussion and Analysis.

Inventory maintenance fees are calculated as a percentage of KALBITOR sales price and accordingly, are classified as a reduction in product sales revenue.

In addition, our MD&A disclosure for future quarterly and annual filings will be enhanced as follows:

During the three months ended June 30, 2013 and 2012, costs related to call center and on-demand nursing services of $706,000 and $467,000, respectively, were recorded as Selling, General and Administrative expense in the Company’s financial statements.

During the six months ended June 30, 2013 and 2012, costs related to call center and on-demand nursing services of $1.4 million and $977,000, respectively, were recorded as Selling, General and Administrative expense in the Company’s financial statements.

Securities and Exchange Commission
July 29, 2013

Notes To Consolidated Financial Statements

2.  Accounting Policies
Revenue Recognition, Development and License Fee Revenues

5.	For each agreement that includes milestones, please provide us proposed disclosure to be included in future periodic filings that provides the information required by ASC 605-28-50-2.

RESPONSE:

We acknowledge the staff’s comment and propose adding the disclosure below in future quarterly and annual filings.

Notes To Consolidated Financial Statements

2.  Accounting Policies
Revenue Recognition, Development and License Fee Revenues

LFRP Milestones

Non-Substantive Milestones. Under the Company’s Licensing and Funded Research Program (LFRP), the Company is eligible to receive clinical development, regulatory filing and marketing approval milestones, which vary from licensee to licensee.  Achievement of these milestones is contingent upon the licensees’ efforts and involves risks and uncertainty related to drug development, regulatory approval and intellectual property which could lead to milestones never being met.

Based on information available to the Company regarding pre-clinical and clinical candidates developed using the Company’s technology and IP rights granted by the Company, it is estimated that the Company could receive up to $66 million in development milestones, $58 million in regulatory filing milestones and $80 million in marketing approval milestones.  As achievement of these milestones is outside the control of the Company and is contingent upon the licensees’ efforts, they have been determined to be non-substantive milestones.

The Company recognized revenue of approximately $75,000 and $1.3million related to milestones under the LFRP for the three and six months ended June 30, 2013, respectively, and approximately $1.8 million and $2.1 million for the three and six months ended June 30, 2012, respectively.

In certain countries outside of the U.S., the Company has entered into licensing agreements for the development and commercialization of KALBITOR for the treatment of HAE and other angioedema indications.  Under these agreements, the Company is eligible to receive certain development and sales milestones. See note 3, Significant Transactions for more information.

Substantive Milestones. Under certain collaboration agreements, the Company performs funded  research for various collaborators using the their phage display technology and libraries.  These arrangements typically include technical milestones which are based on agreed upon objectives to be met under the research campaign, which are considered to be commensurate with the Company’s performance and therefore have been determined to be substantive milestones.

Securities and Exchange Commission
July 29, 2013

During the three and six months ended June 30, 2012, the Company recognized revenue of approximately $93,000 and $327,000 for technical milestones, respectively.  No amount was recognized during the 2013 periods.  The Company is not eligible to receive any future technical milestones at this time.

3.  Significant Transactions
Sigma-Tau, page 69

6.	We have the following comments regarding your disclosure for this agreement and the related amendments:

•	Tell us how you accounted for the upfront payments and premium on sale of your stock under these agreements for each year presented and the authoritative guidance used to support your accounting.
•
On page 71, you state under your analysis of the amendments applying the guidance in ASU 2009-13 that “$9.2 million allocated to the licenses was recognized during the second quarter of 2011, as the licenses had been delivered.” Please provide us proposed disclosure to be included in future filings explaining why the licenses have standalone value to Sigma-Tau.  In your response also address the following:

o	Describe the rights granted to Sigma-Tau under each license;
o	Describe the services you are obligated to perform whether and how Sigma-Tau or any other party can perform these development services given your expertise with your intellectual property;
o	If Sigma-Tau has the rights and full access to past and future intellectual information in order to obtain regulatory approval of KALBITOR in its licensed territories; and,
o	If Sigma-Tau is performing any development activities related to KALBITOR.

RESPONSE:

We acknowledge the staff’s comments and questions and have enhanced our disclosure to address the additional information requested to be incorporated in our 2013 annual filing.

3.  Significant Transactions
Sigma-Tau

In June 2010, the Company entered into a strategic collaboration agreement with Sigma-Tau to develop and commercialize subcutaneous ecallantide for the treatment of HAE and other therapeutic indications.  This initial license included rights to Europe, North Africa, the Middle East and Russia.  In December 2010, the original agreement was amended to expand the licensed rights to Australia and New Zealand.  Management determined that the license, the development services and the steering committee services were one unit of accounting in accordance with Emerging Issues Task Force Issue 00-21, Revenue Arrangements with Multiple Deliverables. The license was not considered separable from the development services or steering committee services at inception of the arrangement as the Company possessed intellectual information and know-how related to ecallantide that had not yet been transferred or conveyed to Sigma-Tau.  The manufacturing services, which were determined to be separable from the license and other services, had objective and reliable evidence of fair value and, therefore, were treated as a separate unit of accounting and were excluded from the original revenue model.

Securities and Exchange Commission
July 29, 2013

Pursuant to the terms of the June 2010 original agreement, Sigma-Tau purchased 636,132 shares of the Company’s common stock at a price of $3.93 per share which represented a 50% premium over the 20 day average closing price through June 17, 2010, for an aggregate purchase price of $2.5 million.  Under the terms of the first amendment in December 2010, Sigma-Tau purchased 151,515 shares of the Company’s common stock at a price of $3.30 per share, which represented a 50% premium over the 20-day average closing price through December 20, 2010, for an aggregate purchase price of $500,000.

The premium paid on the purchase of common stock was calculated as the difference between the amount paid and the closing price of the Company's stock on the date of issuance, which represented the fair value of the stock issued in accordance with ASC 820. The aggregate premium of $922,000 plus the upfront payments under the original agreement (June 2010) and the first amendment (December 2010), totaling $3 million and the estimated reimbursements related to development services were allocated to the single unit of accounting and were being recognized as revenue based on the proportional performance model over the period that joint steering committee and development services were being delivered.

In May 2011, the Company further amended its agreement under a second amendment with Sigma-Tau to include development and commercialization rights in Latin America (excluding Mexico), the Caribbean and certain Asian territories.  Under the terms of the second amendment, Sigma-Tau made an additional upfront payment of $4.0 million and was required to make an additional $3.0 million non-refundable payment to the Company by December 31, 2011.

As the second amendment represented a material modification to the existing agreement, the Company re-evaluated the entire arrangement under ASU No. 2009-13, Revenue Recognition with Multiple Deliverables, as if all modifications since inception were part of the original agreement.  The Company identified all undelivered items under the agreement and divided them into separate units of accounting based on whether the deliverable provided stand-alone value to the licensee. The Company determined that the licenses under the original agreement and first amendment had been delivered prior to the material modification and provided stand-alone value to the licensee because 1) the licensee had the right to sublicense their rights granted and 2) intellectual information and know-how related to ecallantide that would allow Sigma-Tau to obtain regulatory approval of ecallantide in its licensed territories had been delivered prior to the date of the second amendment.  Additionally, the license granted under the second amendment was also determined to be delivered at the time of the amendment as no further intellectual information or know-how was determined necessary for Sigma-Tau to proceed with development or regulatory approval in the additional territories licensed.  The undelivered items as of the date of the second amendment consisted of (i) committed future development services, (ii) steering committee services and (iii) manufacturing services.  Committed future development services which included regulatory support and research services could have been provided by an outside vendor and therefore did not impact the stand-alone value of the licenses granted as of the date of the material modification.  The manufacturing services were determined to be a contingent deliverable as the performance of these services are contingent upon Sigma-Tau obtaining regulatory approval in its territories.  In addition, manufacturing services were determined to be separable from the license and other services as the license provided step-in rights to Sigma-Tau to independently manufacture drug supply for its clinical and commercial needs through a direct agreement with Dyax’s contract manufacturing organizations or through other means.

Securities and Exchange Commission
July 29, 2013

The upfront fee of $4.0 million, the non-refundable payment of $3.0 million due in December 2011, $2.4 million of previously deferred revenue under the Sigma-Tau contracts and $2.6 million of estimated reimbursement for future development and steering committee services were allocated to the remaining units of accounting based upon the relative selling price method. The $5.8 million allocated to the new license granted under the second amendment and $3.4 million attributable to the territories licensed under the original agreement and first amendment  were recognized during the second quarter of 2011.  Consideration of $2.8 million was allocated to the steering committee and development services based on the Company’s best estimate of selling price (BESP) and was being recognized under the proportional performance model.

In December 2011, a third amendment eliminated Sigma-Tau’s rights in Taiwan, Singapore and South Korea which had been previously granted under the second amendment. Based on the terms of the third amendment, Sigma-Tau’s $3.0 million payment obligation was eliminated and the full $3.0 million in revenue was recorded as a reduction of revenue in accordance with ASC 605-50.

During 2012, two subsequent amendments to this agreement eliminated rights that Dyax had previously granted to Sigma-Tau for the Middle East, North Africa, Latin America and the Caribbean.  The Company agreed to make payments to Sigma-Tau for portions of any amounts received by the Company as a result of any future product sales for certain countries of the former territories.

In March 2013, the Company and Sigma Tau entered into an agreement pursuant to which they terminated their joint development and license agreement.  As a result of this termination agreement, Sigma Tau returned to the Company all rights to develop and commercialize KALBITOR in the territories that had been previously licensed to Sigma Tau.   The principal terms of the termination agreement included provision for (i) the revocation of all licenses granted by the Company to Sigma Tau, (ii) the termination of all other obligations under the license agreement, (iii) the issuance of 271,665 shares of the Company’s common stock to Sigma Tau, and (iv) the right of Sigma Tau to receive $500,000 for every $5.0 million of compensation received by the Company during the next ten years in relation to the potential license or supply of ecallantide exclusively in those territories that had been previously licensed to Sigma Tau, eliminating terms under the fourth and fifth amendments for which Dyax had agreed to make payments to Sigma-Tau for amounts received as a result of future product sales in certain countries. In accordance with ASC 605-50, the $1.1 million fair value of the common stock was recorded as a reduction to development and license fee revenue on the Company’s statement of operations for the quarter ended March 31, 2013.

* * *

In connection with responding to the Staff’s comments, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the Form 10-K, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
July 29, 2013

Please contact me at (617) 250-5733 if you have any questions or require any additional information.

Very truly yours,

/s/ George Migausky

George Migausky
Executive Vice President and Chief Financial Officer

cc:	Andrew D. Ashe, General Counsel and Senior Vice President, Administration
Dyax Corp.

Stacie S. Aarestad, Partner
Edwards Wildman Palmer LLP